                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             CMC INDUSTRIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   125708107
                                   ---------
                                (CUSIP Number)


                     JOHN A. PINO, CHIEF EXECUTIVE OFFICER
                     -------------------------------------
                            ACT MANUFACTURING, INC.
                            -----------------------
                                 2 CABOT ROAD
                                 ------------
                          HUDSON, MASSACHUSETTS 01749
                          ---------------------------
                                (978) 568-0105
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 10, 1999
                                 ------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of(S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              (Page 1 of 8 Pages)

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 125708107                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ACT Manufacturing Inc.
      04-2777507

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      COMMONWEALTH OF MASSACHUSETTS

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            N/A

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,191,712
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             N/A

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,191,712

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.5%(1)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (1) Based upon the 7,681,798 shares of CMC Industries, Inc. common stock outstanding as of March 31, 1999, (as represented by CMC in the Agreement and Plan of Merger and Reorganization discussed in Items 3 and 4).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by ACT Manufacturing, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, $.01 par value per share of CMC Industries, Inc., a Delaware corporation ("CMC"). The principal executive offices of CMC are 4950 Patrick Henry Drive, Santa Clara, CA 95054.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the corporation filing this statement is ACT Manufacturing, Inc., a Massachusetts corporation ("ACT"). ACT's principal business is contract manufacturing services in the electronics industry. The address of the principal executive offices of ACT is 2 Cabot Road, Hudson, Massachusetts 01749. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of ACT's directors and executive officers, as of the date hereof.

         Neither ACT, nor to ACT's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger and Reorganization dated May 10, 1999, (the "Merger Agreement"), among ACT, East Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ACT ("Merger Sub") and CMC Industries, Inc., a Delaware corporation ("CMC), and subject to the conditions set forth therein (including, among other things, approval by stockholders of ACT and CMC and various state and Federal agencies), Merger Sub will merge with and into CMC (the "Surviving Corporation"). Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of CMC Common Stock, other than shares held in the treasury of CMC or owned by Merger Sub, ACT or any direct or indirect wholly-owned subsidiary of ACT or CMC, will be converted into the right to receive 0.5 of a share (the "Exchange Ratio") of ACT Common Stock, and each outstanding option to purchase CMC Common Stock under CMC's stock option plans (each, a "CMC Common Stock Option") will be assumed by ACT (each, an "Assumed Option") and will be exercisable for that number of shares of ACT Common Stock as is equal to the product of the number of shares of CMC Common Stock that such option immediately prior to the Merger multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of ACT Common Stock. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of CMC Common Stock at which such CMC Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

                                 SCHEDULE 13D

CUSIP No. 125708107                                            Page 4 of 8 Pages


         As an inducement for ACT to enter into the Merger Agreement and in consideration thereof, certain stockholders of CMC (the "Voting Agreement Stockholders") entered into Voting Agreements dated as of May 10, 1999 with ACT (collectively, the "Voting Agreements") whereby the Voting Agreement Stockholders agreed to vote all of the shares of CMC capital stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. ACT did not pay additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreements. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of ACT, with and into CMC in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and CMC will continue as the Surviving Corporation and as a wholly-owned subsidiary of ACT. Holders of outstanding CMC Common Stock will receive, in exchange for each share of CMC Common Stock held by them immediately prior to the effective time, 0.5 of a share of ACT Common Stock. ACT will assume the options issued under CMC stock option plans which are outstanding immediately prior to the effective time.

         Each of the Voting Agreement Stockholders has, by executing a Voting Agreement, agreed to vote such portion of the 2,191,712 shares, collectively, of CMC Common Stock (the "Shares") owned by them, as described below. The Voting Agreement Stockholders and the number of outstanding shares beneficially owned by each of them as of May 10, 1999, is set forth in Schedule B hereto which is hereby incorporated by this reference.

         Pursuant to the Voting Agreements, the Voting Agreement Stockholders have agreed, at every CMC stockholders meeting and on every action or approval by written consent of the CMC stockholders, to vote the Shares owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or

                                 SCHEDULE 13D

CUSIP No. 125708107                                            Page 5 of 8 Pages


         competition with consummation of the Merger. In addition, each Voting Agreement Stockholder has, by executing a Voting Agreement, agreed to execute and deliver to ACT within five days of ACT's written request therefor a valid and binding irrevocable proxy granting ACT or its designees the authority to vote his Shares of CMC capital stock in accordance with the preceding sentence. The covenants to vote the Shares and grant a proxy terminate upon such date and time as the Merger shall become effective, and the Voting Agreements terminate in all respects upon termination of the Merger Agreement.

         The purpose of the transaction under the Voting Agreements is to enable ACT and CMC to consummate the transactions contemplated under the Merger Agreement.

         (c)  Not applicable.

         (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f)  Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation, provided, that the Certificate of Incorporation shall be amended so that the name of the Surviving Corporation is "CMC Industries, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

         (h) - (i) If the Merger is consummated as planned, the CMC Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

         (j) Other than described above, ACT currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although ACT reserves the right to develop such plans).

         References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

                                 SCHEDULE 13D

CUSIP No. 125708107                                            Page 6 of 8 Pages


ITEM 5.  INTEREST IN SECURITIES OF CMC.

         (a) - (b) As a result of the Voting Agreements, ACT may be deemed to be the beneficial owner of at least 2,191,712 shares of CMC Common Stock. Such CMC Common Stock constitutes approximately 28.5% of the issued and outstanding shares of CMC Common Stock based on the number of shares of CMC Common Stock outstanding as of March 31, 1999 (as represented by CMC in the Merger Agreement).

         ACT has shared power to vote all of the Shares for the limited purposes described above. ACT does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of CMC Common Stock.

         To the knowledge of ACT, none of the persons listed on Schedule A has an ownership interest in CMC.

         (c) To the knowledge of ACT, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of ACT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CMC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger and Reorganization, dated May 10, 1999 by and among ACT, Merger Sub, and CMC (incorporated by reference to exhibits to the Report on Form 8-K filed by ACT Manufacturing, Inc. on May 14, 1999).

                                 SCHEDULE 13D

CUSIP No. 125708107                                            Page 7 of 8 Pages


         2. Form of Voting Agreement, dated May 10, 1999, between ACT and certain stockholders of CMC (incorporated by reference to exhibits to the Report on Form 8-K filed by ACT Manufacturing, Inc. on May 14, 1999).

                                 SCHEDULE 13D

CUSIP No. 125708107                                            Page 8 of 8 Pages


                                   SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 1999

                                   ACT MANUFACTURING, INC.


                                   By: /s/John A. Pino
                                       ---------------
                                      President and Chief Executive Officer

                                  Schedule A
                                  ----------

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            ACT MANUFACTURING, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of ACT. Except as indicated below, the business address of each such person is 2 Cabot Road, Hudson, Massachusetts 01749.


Name and Title                                    Principal Occupation Including
--------------                                    Name of Employer
                                                  ------------------------------
John A. Pino                                      President, Chief Executive Officer and Chairman
President, Chief Executive Officer and            of the Board of Directors of ACT
Chairman of the Board of Directors

Jeffrey B. Lavin                                  Vice President of Finance, Chief Financial
Vice President of Finance, Chief Financial        Officer, Treasurer and Clerk of ACT
 Officer, Treasurer and Clerk

Douglass C. Greenlaw                              Vice President of Strategic Development of ACT
Vice President of Strategic Development

Blaise E. Scioli                                  Vice President and General Manager of Cable
Vice President and General Manager of Cable       Division of ACT
Division

Robert W. Egan, Jr.                               Vice President of Business Development of ACT
Vice President of Business Development

David Harrington                                  Vice President of Worldwide Materials
Vice President of Worldwide Materials             Management of ACT
Management

Gary Barnier                                      Vice President of Operations of ACT
Vice President of Operations

Edward T. Cuddy
Director

Bruce R. Gardner                                  President
Director                                          Datawatch Corporation
                                                  234 Ballardvale Street
                                                  Wilmington, MA 01887
Donald G. Polich
Director


                                    Schedule B
                                    ----------




                                                   Shares of CMC Common
Stockholder                                               Stock
-----------                                        ---------------------
David S. Lee                                            1,442,947
Matthew G. Landa                                           36,228
Andrew J. Moley                                            37,788

Frederick Gibbs                                            28,900
M. Kenneth Oshman                                         255,000

Richard M. Moley                                          309,200

Ira Coron                                                   3,000

Charles Holloway                                                0

Jack O'Rear                                                11,563

Lanny N. Lambert                                           22,666

Karl Chang                                                 44,420
